May 23, 2011
VIA: EDGAR
Mr. H. Christopher Owings
Ms. Catherine Brown
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Eldorado Artesian Springs, Inc.
Definitive Proxy Statement on Schedule 14A
Filed July 26, 2010
File No. 000-18235
Dear Mr. Owings and Ms. Brown:
Filed on behalf of Eldorado Artesian Springs, Inc., this letter is submitted in response to the Staff’s written comments of May 9, 2011 regarding the review of the Company’s Definitive Proxy Statement on Schedule 14A. This letter describes our responses to each comment and indicates how we intend to revise future filings. In addition, please refer to Attachment 1 to this letter concerning certain representations by the Company.
Unless the context requires otherwise, the terms “Eldorado,” “we,” “our,” and “us” refer to Eldorado Artesian Springs, Inc.
Certain Relationships and Related Transactions, page 11
1.
We have reviewed your response to comment three in our letter dated March 15, 2011 and, in particular, your statement that you will make disclosures in future filings as appropriate and required. Please confirm to us that you intend to report the personal benefit to Mr. Larson, being the difference between the outstanding amount of the note at the time of default and the value of the pledged shares transferred to the company at the time of default, as other compensation to Mr. Larson and provide us with your proposed disclosure. Alternatively, please provide us with your analysis as to why this is not properly reported as compensation to Mr. Larson. Refer to Item 402(n) of Regulation S-K. Please also confirm that you intend to disclose the Company’s receipt of these shares from Mr. Larson in your next Form 10-K. Refer to Item 5(c) of Form 10-K and Item 703 of Regulation S-K. For additional guidance, please also refer to our Regulation S-K Compliance & Disclosure Interpretation 249.02 available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Mr. H. Christopher Owings
Ms. Catherine Brown
May 23, 2011

Response:
Please be advised that we intend to report the personal benefit to Mr. Larson, being the difference between the outstanding amount of the note at the time of default and the value of the pledged shares transferred to Eldorado at the time of default, as other compensation to Mr. Larson in the Summary Compensation Table to be included in our proxy statement for our 2011 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year. The total due on the note at the time of default was $398,076. Pursuant to the pledge agreement, Mr. Larson forfeited and transferred 500,000 shares of common stock to the Company in exchange for cancellation of the note. The shares had a value of $175,000 based on a price of $0.35 per share, which was the closing price on March 31, 2011, the date the shares were transferred and the note cancelled. The difference between the outstanding amount of the note at the time of default on March 31, 2011 and the value of the pledged shares transferred to the Company at the time of default was $223,076, which will be reported as other compensation to Mr. Larson in the Summary Compensation Table as set forth below:
Summary Compensation Table

Summary Compensation Table
						Non-Equity	Nonqualified
Name and				Stock	Options	Incentive Plan	Deferred	All Other
Principal	Fiscal		Bonus	Awards	Awards	Compensation	Compensation	Compensation
Position	Year	Salary ($)	($)	($)(1)	($)(1)	($)	Earnings ($)	($) (2)		Total ($)

Douglas A. Larson, President	2011	$115,440	—	—	—	—	—	$231,557	(3)	$346,997
	2010	$115,440	—	—	—	—	—	$9,461	(4)	$124,901

(1)
The amounts reported in this column represent the grant-date fair value computed in accordance with Accounting Standards Codification Topic No. 718, Compensation-Stock Compensation. The fair value of each award is estimated on the date of grant using the Black-Scholes pricing model. These are not amounts paid to or realized by the executive officer. Assumptions used in calculation of these compensation costs are included in Note 9 of the Notes to Financial Statements in our Form 10-K for the year ended March 31, 2011.

(2)
Includes all other compensation not reported in the preceding columns, including perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is less than $10,000. Does not include certain fringe benefits made available on a nondiscriminatory basis to all the Company’s employees, such as group health insurance, vacation and sick leave, 3% matching contributions to the Company’s 401(k) plan, no-cost Eldorado water and related products, and Eldorado resort/swimming pool admission.

(3)
Includes the value of the personal benefit received by Mr. Larson as a result of the cancellation by the Company of a note owed by Mr. Larson in exchange for his forfeiture and transfer of 500,000 shares of our common stock to the Company in connection with a pledge agreement. The note was declared in default by the Board of Directors on March 31, 2011. As of March 31, 2011, the total amount owed on the note was $398,076 and the shares of common stock forfeited and transferred to us had an aggregate value of $175,000, or $0.35 per share based on the closing price on March 31, 2011. As a result, the difference between the outstanding amount owed at default and the value of the shares received in exchange for the cancellation of the note is $223,076 which is reported as other compensation to Mr. Larson. Also included as other compensation is $8,481 paid by the Company for vehicle lease, insurance and gas.

(4)	Includes amounts paid by the Company for vehicle lease, insurance and gas.

Mr. H. Christopher Owings
Ms. Catherine Brown
May 23, 2011

Please be advised that we also confirm that we will disclose the following in Part II, Item 5 of our 10-K for the fiscal year ended March 31, 2011:
The following table presents information with respect to repurchases of common stock made by us during the quarter ended March 31, 2011. The shares presented in the table below are shares of common stock that were forfeited by our President and transferred to the Company pursuant to a pledge agreement in exchange for the cancellation of an outstanding note that was in default as of March 31, 2011.
ISSUER PURCHASES OF EQUITY SECURITIES

Maximum Number (or
Approximate Dollar
					Total Number of Shares	Value) of Shares That
					Purchased as Part of	May Yet Be Purchased
	Total Number of Shares		Average Price Paid		Publicly Announced	Under the Plans or
Period	Purchased		per Share		Plans or Programs	Programs
January 1-31, 2011	—		—		—	—
February 1-28, 2011	—		—		—	—
March 1-31, 2011	500,000	(1)	$0.35	(2)	—	—
Total	500,000	(1)	$0.35	(2)	—	—

(1)
On March 31, 2011, Mr. Larson, our President, forfeited and transferred 500,000 shares of common stock to the Company pursuant to a pledge agreement in exchange for the cancellation of a note that was in default. As of March 31, 2011, the total amount owed on the note was $398,076 and the shares of common stock forfeited and transferred to us had an aggregate value of $175,000 based on a price of $0.35 per share. As a result, the difference between the outstanding amount owed at default and the value of the shares received in exchange for the cancellation of the note is $223,076, which is a personal benefit to Mr. Larson and will be reported as compensation to Mr. Larson in the summary compensation table to be included in our proxy statement for our 2011 annual meeting of shareholders and which is incorporated by reference into this Form 10-K.

(2)	The average price per share is based upon the closing price of the common stock on March 31, 2011.
If we can provide any assistance in connection with the Staff’s review please do not hesitate to contact me at your earliest convenience.

Very truly yours,
/s/ Douglas A. Larson
Douglas A. Larson
President

Mr. H. Christopher Owings
Ms. Catherine Brown
May 23, 2011

ATTACHMENT NO. 1
In connection with responding to the Staff’s written comments, Eldorado Artesian Springs, Inc. acknowledges that:
1.	Eldorado is responsible for the adequacy and accuracy of the disclosure in its filings;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	Eldorado may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eldorado Artesian Springs, Inc.
By:	/s/ Douglas A. Larson
Douglas A. Larson
President